Exhibit 99.1

Gazit-Globe Ltd. 1 HaShalom Rd. Tel Aviv, Israel 67892 +972 3 694 8000	For additional information: Gil Kotler, Senior Executive VP and CFO

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Second Quarter 2013 Financial Results

Same Store NOI grew by 3.5%, Occupancy rate remained high at 94.5%

The group’s liquidity reached a level of NIS 9.7 billion

TEL-AVIV, ISRAEL; August 27, 2013 – Gazit-Globe (TASE: GZT; NYSE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the second quarter of 2013.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the quarter totaled NIS 865 million (U.S.$ 239 million), similar to the same quarter last year

•

FFO for the quarter increased by 3% to NIS 142 million (U.S.$ 39 million), or NIS 0.85 per share (U.S.$ 0.23), compared to NIS 138 million (U.S.$ 38 million), or NIS 0.84 per share (U.S.$ 0.23), in the same quarter last year

•

Acquisition and development of investment property during the quarter totaled NIS 862 million (U.S.$ 238 million). The group recycled capital from the divestitures of non-core properties in the amount of NIS 1.0 billion (U.S.$ 280 million)

•	Same Property NOI for the first half of 2013 grew by 3.5%, compared to same period last year

•	Occupancy rate as of June 30, 2013 was 94.5%, compared to 95.0% as of December 31, 2012 and 94.5% as of June 30, 2012

•

Shareholders’ equity as of June 30, 2013 totaled NIS 7,988 million (U.S.$ 2,208 million), or NIS 45.4 per share (U.S.$ 12.55), compared to NIS 7,849 million (U.S.$ 2,169 million), or NIS 47.5 per share (U.S.$ 13.13), as of December 31, 2012, and to NIS 7,906 million (U.S.$ 2,185 million), or NIS 48.0 per share (U.S.$ 13.27), as of June 30, 2012.

•	EPRA NAV per share as of June 30, 2013 was NIS 52.3 (U.S.$ 14.46) compared to NIS 56.9 per share (U.S.$ 15.73) as of December 31, 2012, and to NIS 56.2 (U.S.$ 15.53) as of June 30, 2012

•

As of June 30, 2013, the Group had cash on hand and unutilized revolving credit facilities in the amount of NIS 9.7 billion (U.S.$ 2.7 billion) of which NIS 3.0 billion (U.S.$ 0.83 billion) is at the Company level

•	In the first half of 2013 the group issued NIS 1.0 billion of equity, and NIS 6.7 billion of debentures and convertible debentures with an average duration of approximately 8 years

•	As of June 30, 2013, net debt to total assets (LTV) was 55.0%, compared to 56.1% as of December 31, 2012, and to 57.5% as of June 30, 2012

•	During the quarter, the credit agency S&P Maalot upgraded Gazit-Globe’s domestic credit rating from ilA+ to ilAA- with a stable outlook

•

The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.43 per share (U.S.$ 0.12) payable on October 9th, 2013 to shareholders of record as of September 24th, 2013, which represents an annualized projected dividend per share of NIS 1.72 (U.S.$ 0.48)

Roni Soffer, President of Gazit-Globe: “We have concluded another positive quarter with solid FFO. The Israeli Shekel’s appreciation against other currencies had a major effect on our quarterly results, and by adjusting for this effect, our FFO growth rate was higher.

“During the period, we continued to enhance the quality of our portfolio, increase available liquidity, reduce our leverage and strengthen our balance sheet. In addition, we took advantage of the low interest rate environment through significant long-term debt issuances, resulting in longer duration and a lower average cost of debt. Our group is well positioned today to take advantage of growth opportunities in the global real estate market” concluded Mr. Soffer.

Numbers presented in USD are based on the exchange rate as of June 30, 2013 of 1 USD = 3.618 NIS

Financial Highlights for the second quarter 2013:

•	Rental income grew by 1% to NIS 1,286 million, compared to NIS 1,268 million in the same quarter last year

•	NOI for the quarter totaled NIS 865 million similar to the same quarter last year

•	FFO for the quarter increased by 3% to NIS 142 million, or NIS 0.85 per share, compared to NIS 138 million, or NIS 0.84 per share, in the same quarter last year

•

Net income attributable to the Company’s shareholders totaled NIS 60 million, or NIS 0.33 per share, compared to NIS 288 million, or NIS 1.70 per share, in the same quarter last year. The decrease in Net Income is mainly a result of a lower fair value gain from investment property and investment property under development, compared with the gain in the second quarter of 2012, as well as of non-recurring items such as the cost of unwinding of derivatives for the purpose of refinancing

•

Cash flow from operating activities totaled NIS 87 million, compared to NIS 283 million in the same quarter last year. The decrease resulted mainly from non-recurring items such as the cost of unwinding of derivatives for the purpose of refinancing, and timing difference of account receivables and payables

•

Occupancy rate as of June 30, 2013 was 94.5%, compared to 95.0% as of December 31, 2012 and 94.5% as June 30, 2012. Occupancy rate as of June 30, 2013 was 93.6% in North America, 95.9% in Europe and 98.5% in Israel

•	The fair value gain from investment property and investment property under development was NIS 214 million compared to NIS 718 million in the same quarter last year

•

Shareholders’ equity as of June 30, 2013 totaled NIS 7,988 million, or NIS 45.4 per share, compared to NIS 7,849 million, or NIS 47.5 per share, as of December 31, 2012, and to NIS 7,906 million, or NIS 48.0 per share, as of June 30, 2012. The increase in shareholders’ equity was mainly driven by a NIS 0.5 billion equity issuance, and was negatively effected by the appreciation of the NIS against the U.S. dollar, the Canadian Dollar and the Euro

Financial Highlights for the first half of 2013:

•	Rental income increased by 4% and totaled NIS 2,626 million, compared to NIS 2,527 million in the same period of 2012

•	NOI for increased by 3% and totaled NIS 1,748 million, compared to NIS 1,705 million in the same period last year

•

Same Property NOI for the first half of 2013 grew by 3.5%, resulting from an increase of 3.3% in the same-property NOI from North America, a 3.8% increase in same-property NOI from Europe and a 2.7% increase in same-property NOI from Israel

•	FFO increased by 7% to NIS 291 million, or NIS 1.75 per share, compared to NIS 272 million, or NIS 1.65 per share, in the same period last year

•

Net income attributable to the Company’s shareholders totaled NIS 405 million, or NIS 2.41 per share, compared to NIS 546 million, or NIS 3.24 per share, in the same period last year. The decrease in Net Income is mainly a result of a lower fair value gain from investment property and investment property under development, compared with the gain in the first half of 2012, as well as of non-recurring items such as the cost of unwinding of derivatives for the purpose of refinancing

•

Cash flow from operating activities totaled NIS 159 million, compared to NIS 395 million in the same period of 2012. The decrease resulted mainly from non-recurring items such as unwinding of derivatives for the purpose of refinancing, and timing difference of account receivables and payables

Acquisition, Development and Redevelopment Activities:

•

During the first half of 2013, the Group invested a total of NIS 1.5 billion including NIS 664 million for the acquisition of 4 income-producing properties totaling 36 thousand square meters and adjacent land parcels for future development, and NIS 826 million in development, redevelopment and expansion projects

•	In addition, Citycon completed the acquisition of the Kista Galleria shopping center in Stockholm, Sweden, together with a JV partner (50%) for approximately EUR 530 million

•	During the first half of 2013, the Group sold non-core assets for a total of NIS 1.6 billion

•

As of June 30, 2013, the Group had 10 properties under development with a gross leasable area of 210 thousand square meters and 31 properties under redevelopment with a gross leasable area of 187 thousand square meters with a total investment of NIS 2,955 million. The additional cost to complete the properties under development and redevelopment totals NIS 1,438 million

Financing Activities:

•

During the quarter, the Group raised NIS 524 million in equity, out of which, NIS 0.5 billion was raised at the company level. In addition, the group raised approximately NIS 5.6 billion in debentures and convertible debentures

•	The average annual nominal interest rate during the first half of 2013 was 4.9%, compared to 5.2% during the same period of 2012

•	During the quarter, the credit agency S&P Maalot upgraded Gazit-Globe’s domestic credit rating from ilA+ to ilAA- with a stable outlook

•	During the quarter, Citycon received an investment grade credit rating from S&P (BBB-) and Moody’s (Baa3) with a stable outlook

Numbers presented in USD are based on the exchange rate as of June 30, 2013 of 1 USD = 3.618 NIS

2/8

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

Numbers presented in USD are based on the exchange rate as of June 30, 2013 of 1 USD = 3.618 NIS

3/8

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Tuesday, August 27, 2013 at 5:00 pm Israel Time/ 3:00 pm UK Time/ 10:00 am Eastern Time, to review the second quarter 2013 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 866 966 9439 (U.S./Canada) or 0800 694 0257 (U.K.) or +44 (0) 1452 555 566 (International) or 1 809 216 057 (Israel) or on the Company’s website www.gazit-globe.com. (Conference ID: 17608711)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the world’s largest owners and operators of supermarket-anchored shopping centers in major urban markets. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit Globe owns and operates 592 properties in more than 20 countries, with a gross leasable area of approximately 6.7 million square meters and a total value of more than $20 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 694 8000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

4/8

Below please find excerpts from our quarterly Report. For our full second quarter 2013 Financial Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2013	2012	2012
	NIS in millions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,309	1,442	1,683
Short-term investments and loans	670	385	538
Marketable securities at fair value through profit or loss	157	62	87
Available-for-sale securities	8	18	14
Financial derivatives	109	78	81
Trade receivables	797	730	744
Other accounts receivable	302	284	216
Inventory of buildings and apartments for sale	647	645	712
Income taxes receivable	16	21	15

	4,015	3,665	4,090
Assets classified as held for sale	455	636	1,482

	4,470	4,301	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,208	4,808	4,713
Other investments, loans and receivables	908	442	713
Available-for-sale financial assets	364	357	339
Financial derivatives	1,134	883	929
Investment property	53,815	54,080	55,465
Investment property under development	2,296	3,063	2,806
Non-current inventory	23	23	23
Fixed assets, net	198	163	187
Goodwill	95	103	100
Other intangible assets, net	14	43	17
Deferred taxes	177	199	198

	64,232	64,164	65,490

	68,702	68,465	71,062

5/8

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2013	2012	2012
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	362	289	351
Current maturities of non-current liabilities	2,139	2,906	2,382
Financial derivatives	23	25	12
Trade payables	896	785	914
Other accounts payable	1,176	1,236	1,256
Advances from customers and buyers of apartments	274	225	257
Income taxes payable	37	30	52

	4,907	5,496	5,224
Liabilities attributed to assets held for sale	5	83	168

	4,912	5,579	5,392

NON-CURRENT LIABILITIES
Debentures	22,039	17,258	18,500
Convertible debentures	1,289	1,602	1,197
Interest-bearing loans from financial institutions and others	14,237	19,487	19,433
Financial derivatives	192	385	472
Other financial liabilities	191	312	346
Employee benefit liability, net	6	7	7
Deferred taxes	3,061	2,805	3,066

	41,015	41,856	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	218	219
Share premium	4,289	3,791	3,805
Retained earnings	4,957	4,318	4,699
Foreign currency translation reserve	(1,621)	(557)	(913)
Other reserves	155	157	60
Loans granted to purchase shares of the Company *)	—	—	—
Treasury shares	(21)	(21)	(21)

	7,988	7,906	7,849
Non-controlling interests	14,787	13,124	14,800

Total equity	22,775	21,030	22,649

	68,702	68,465	71,062

*)	Represents an amount of less than NIS 1 million.

6/8

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	NIS in millions (except per share amounts)
Rental income	2,626	2,527	1,286	1,268	5,249
Property operating expenses	878	822	421	403	1,705

Net operating rental income	1,748	1,705	865	865	3,544

Revenues from sale of buildings, land and construction works performed	948	932	521	456	1,749
Cost of buildings sold, land and construction works performed	877	885	481	430	1,665

Gross profit from sale of buildings, land and construction works performed	71	47	40	26	84

Gross profit	1,819	1,752	905	891	3,628
Fair value gain from investment property and investment property under development, net	391	1,031	214	718	1,913
General and administrative expenses	(293)	(327)	(146)	(165)	(648)
Other income	7	125	2	35	164
Other expenses	(54)	(17)	(37)	(12)	(47)
Company’s share in earnings of equity accounted investees, net	105	154	47	74	299

Operating income	1,975	2,718	985	1,541	5,309
Finance expenses	(1,153)	(1,097)	(676)	(591)	(2,214)
Finance income	304	45	91	19	120

Profit before taxes on income	1,126	1,666	400	969	3,215
Taxes on income	127	343	53	211	681

Net income	999	1,323	347	758	2,534

Attributable to:
Equity holders of the Company	405	546	60	288	957
Non-controlling interests	594	777	287	470	1,577

	999	1,323	347	758	2,534

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	2.43	3.31	0.35	1.74	5.80

Diluted net earnings	2.41	3.24	0.33	1.70	5.59

7/8

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2013	2012	2013	2012	2012
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	405	546	60	288	957

Adjustments:
Fair value gain from investment property and investment property under development, net	(391)	(1,031)	(214)	(718)	(1,913)
Capital loss on sale of investment property and investment property under development	40	13	24	10	5
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	(247)	35	(57)	13	(36)
Adjustments with respect to equity-accounted investees	4	(47)	6	(48)	(43)
Loss from decrease in interest in investees	10	1	10	—	4
Deferred taxes and current taxes with respect to disposal of properties	111	333	47	206	668
Gain from bargain purchase	—	(119)	—	(37)	(134)
Acquisition costs recognized in profit or loss	3	6	—	3	26
Loss from early redemption of interest-bearing liabilities and financial derivatives	144	2	141	—	147
Non-controlling interests’ share in above adjustments	107	401	45	287	685

Nominal FFO	186	140	62	4	366

Additional adjustments:
CPI and exchange rates linkage differences	56	83	53	81	94
Depreciation and amortization	8	8	4	5	16
Adjustments with respect to equity-accounted investees	19	14	8	34	2
Other adjustments[1]	22	27	15	14	55

FFO according to the management approach	291	272	142	138	533

Basic FFO according to the management approach per share (in NIS)	1.75	1.65	0.85	0.84	3.23

Diluted FFO according to the management approach per share (in NIS)	1.75	1.65	0.85	0.84	3.23

Number of shares used in the basic FFO calculation[2] (in thousands)	166,315	164,831	167,296	164,840	164,912

Number of shares used in the diluted FFO calculation (in thousands)	166,549	165,099	167,544	165,124	165,016

[1]	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include expenses from extra-ordinary legal proceedings not related to the reporting periods, expenses arising from one-time payments relating to the termination of engagements with senior Group officers and also income and expenses from operations not related to income-producing property.
[2]	Number of issued shares (weighted average for the period)

8/8